Exhibit 99.4

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

1.	Names of the parties to the transaction

Penn	West Petroleum Ltd. (the “Corporation”)

2.	Description of the transaction

On June 26, 2017, holders of common shares of the Corporation approved a special resolution to change the name of the Corporation from “Penn West Petroleum Ltd.” to “Obsidian Energy Ltd.” (the “Name Change”).

For additional information related to the Name Change, please refer to the Information Circular of the Corporation dated April 30, 2017 which has been filed under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

3.	Effective date of the transaction

The Name Change was effective as of June 26, 2017.

4.	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

N/A

5.	Date of reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or subparagraphs (b)(ii) of s.4.9 applies)

N/A

6.	Periods, including comparative periods, if any, of the Interim and Annual Financial Statements required to be filed for the reporting issuer’s first financial year after the transaction form (if paragraph (a) or subparagraph (b)(ii) of s.4.9 applies)

N/A

7.	Documents filed under NI 51-102 that described the transaction and where those documents can be found in electronic form (if paragraph (a) or subparagraph (b)(ii) of s.4.9 applies)

N/A